Michael R. Cole

Direct: (616) 365-1540

mcole@ufpi.com

December 22, 2020

Filed Via Edgar

Melissa Gilmore

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:UFP Industries, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2019

Filed February 26, 2020

Form 8-k/A Furnished October 22, 2020

File No. 00-22684

Dear Melissa Gilmore:

On behalf of UFP Industries, Inc., a Michigan corporation (the "Company"), we acknowledge receipt by the Company to your letter dated December 21, 2020 (the “Comment Letter”) with respect to the above-referenced filing.

The Company is working to respond to the Comment Letter, however, it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension of 14 calendar days to respond to the Comment Letter such that the Company would respond by January 18, 2021. If granted, please respond with your written confirmation of the approved extension.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (616) 365-1540.

Very truly yours,

/s/ Michael R. Cole

Michael R. Cole